                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. )(1)

                             COLLEGIATE PACIFIC INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   194589-10-7
                                 (CUSIP NUMBER)

                                 ADAM BLUMENFELD
                          13950 SENLAC DRIVE, SUITE 200
                               DALLAS, TEXAS 75235
                                 (972) 243-8100

                   ------------------------------------------

    (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                   MAY 5, 2000

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].


------------------------

         (1)THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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                                  SCHEDULE 13D

Cusip No. 194589-10-7                                   Page  2   of  6  Pages
---------------------                                        ----    ---

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1.   Name of Reporting Person:

     Adam Blumenfeld
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2.   Check the appropriate box if a member of a group                   (a) [ ]
                                                                        (b) [ ]

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3.   SEC Use Only.


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4.   Source of Funds                                                    PF


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5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                                     [ ]


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6.   Citizenship or Place of Organization                        United States


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Number of         7.   Sole Voting Power                               507,200
Shares
                  -------------------------------------------------------------
Beneficially      8.   Shared Voting Power                               -0-
Owned by
                  -------------------------------------------------------------
Each              9.   Sole Dispositive Power                          507,200
Reporting
                  -------------------------------------------------------------
Person            10.  Shared Dispositive Power                          -0-
With

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11.  Aggregate amount beneficially owned by each reporting person      507,200


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12.  Check box if the aggregate amount in row (11) excludes certain shares  [ ]


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13.  Percent of class represented by amount in row (11)                  11.3%


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14.  Type of Reporting Person                                              IN


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Cusip No. 194589-10-7                                        Page 3 of 6 Pages

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

         This Schedule 13D filed by Adam Blumenfeld, relates to the common stock, par value $0.01 per share (the "Common Stock"), and the common stock purchase warrants of Collegiate Pacific Inc., a Delaware corporation ("Collegiate Pacific"), the principal executive offices of which are located at 13950 Senlac Drive, Suite 200, Dallas, Texas 75234.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a)-(c), (f) This statement is filed by Adam Blumenfeld, a citizen of the United States of America. Mr. Blumenfeld is the President of Collegiate Pacific. Mr. Blumenfeld's business address is 13950 Senlac Drive, Suite 200, Dallas, Texas 75234.

         (d)-(e) During the last five years, Mr. Blumenfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws, or finding violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds of Mr. Blumenfeld were used to acquire 40,000 shares of Common Stock. Mr. Blumenfeld acquired 203,600 shares of Common Stock by gift from his father, Michael J. Blumenfeld, Collegiate Pacific's Chairman and Chief Executive Officer.

         On May 26, 2000, Collegiate Pacific declared a special dividend pursuant to which each record holder of Common Stock as of such date received one warrant for each share of Common Stock held by each such holder. Each warrant entitles the holder to purchase from Collegiate Pacific, for cash, one share of Common Stock at the rate of $10.00 per share. Mr. Blumenfeld received warrants to acquire 243,600 shares of Common Stock.

         Holders of the warrants may exercise the warrants at any time on or before May 26, 2005, unless extended by Collegiate Pacific. The warrants are callable and cancelable at a cancellation price of $0.10 per share of Common Stock purchasable upon exercise of the warrants. If Collegiate Pacific calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation. The number of shares purchasable upon the exercise of each warrant and the price per share may be adjusted under certain conditions.

ITEM 4.   PURPOSE OF TRANSACTION.

         Mr. Blumenfeld acquired 40,000 shares of Common Stock from Collegiate Pacific on February 18, 1998, at a per share price of $0.20 pursuant to a Stock Purchase Agreement dated August 18, 1997. The other 203,600 shares of Common Stock were acquired by gift from Mr. Blumenfeld's father, Michael J.

Cusip No. 194589-10-7                                         Page 4 of 6 Pages

Blumenfeld, the Chairman and Chief Executive Officer of Collegiate Pacific. As a result of that transaction, Collegiate Pacific's business was changed from drug testing to the manufacture and distribution of sports equipment

         The acquisitions of Common Stock by Mr. Blumenfeld were acquired for investment purposes. Mr. Blumenfeld may from time to time purchase additional shares of Common Stock or common stock purchase warrants, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase the holdings in Collegiate Pacific will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock or the common stock purchase warrants, the terms and conditions relating to their purchase and sale and the prospects and profitability of Collegiate Pacific, and general economic conditions. Mr. Blumenfeld may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. Except as stated above, Mr. Blumenfeld does not have any present plans or proposals which relate to or would result in any of the events listed in Item 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of January 15, 2001, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 507,200 shares of Common Stock, or approximately 11% of the outstanding shares of Common Stock (based upon Collegiate Pacific's Quarterly Report on Form 10-QSB filed on November 17,
2000), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Blumenfeld, 20,000 of such shares represent options to acquire shares of Common Stock and 243,600 of such shares represent warrants to acquire shares of Common Stock, none of which have been exercised by Mr. Blumenfeld as of the date of this report. The 243,600 common stock purchase warrants held by Mr. Blumenfeld represent approximately 6% of the 4,237,748 outstanding common stock purchase warrants.

         (b) Items 7-11 and 13 of the cover page of this Schedule 13D which relate to the beneficial ownership of shares of the Common Stock and common stock purchase warrants by Mr. Blumenfeld are incorporated by reference in response to this item.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Blumenfeld is Collegiate Pacific's President and the son of Michael
J. Blumenfeld, Collegiate Pacific's Chairman and Chief Executive Officer. To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of Collegiate Pacific, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or

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Cusip No. 194589-10-7                                         Page 5 of 6 Pages

option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Stock Purchase Agreement between Mr. Blumenfeld and Collegiate Pacific was filed with the Securities and Exchange Commission on January 30, 1998, as an exhibit to Collegiate Pacific's Proxy Statement for its Special Meeting of Stockholders. The Warrant Agreement dated as of May 26, 2000, was filed with the Securities and Exchange Commission on April 7, 2000, as an exhibit to Collegiate Pacific's Registration Statement on Form SB-2 (Registration No. 333-34294).

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Cusip No. 194589-10-7                                        Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2001



                                                 /s/ Adam Blumenfeld
                                                 -----------------------------
                                                 Adam Blumenfeld